Exhibit 21.1

SUBSIDIARIES OF GENEDX HOLDINGS CORP. *

Subsidiary name	Jurisdiction of incorporation or organization
Sema4 OpCo, Inc.	Delaware, United States
GeneDx, LLC	Delaware, United States
*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of GeneDx Holdings Corp. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.